BENDON GROUP HOLDINGS LIMITED

c/o Bendon Limited

Building 7C, Huntley Street

Alexandria

NSW 2015, Australia

April 25, 2018

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Bendon Group Holdings Limited

Registration Statement on Form F-4

Registration No. 333-223786

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Bendon Group Holdings Limited (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective on April 26, 2018 at 4:30 p.m., Eastern Time, or as soon thereafter as may be practicable.

We request that we be notified of such effectiveness by a telephone call to Eric Schwartz of Graubard Miller at (212) 818-8602.

Very truly yours,

BENDON GROUP HOLDINGS LIMITED

By:	/s/ Justin Davis-Rice
Name: Justin Davis-Rice Title: Executive Director